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                                                                     EXHIBIT 8.1



                                December 24, 1997



TO THE CHASE MANHATTAN
BANK, AS TRUSTEE:



               Re:    Advanta Equipment Receivables


Ladies and Gentlemen:


               We have acted as special tax counsel to Advanta Business Services Corp., a Delaware corporation ("Advanta") as to certain matters in connection with the issuance of Commercial Receivables Asset Backed Notes (the "Notes") which will be issued from time to time pursuant to Supplements to Master Facility Agreement dated as of May 1, 1997 (the "Facility Agreement"), by and among Advanta, the Obligors' Agent named therein and the Trustee.



               As special tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Facility Agreement, and (ii) the Prospectus.



               The term "Prospectus" means, together, the Base Prospectus and the Prospectus Supplement. The term "Base Prospectus" means the prospectus included in the Registration Statement. The term "Registration Statement" means
(i) the Registration Statement on Form S-3 (No. 333-38575), including the exhibits thereto, (ii) all documents incorporated by reference therein pursuant to Item 12 of Form S-3 and (iii) any post-effective amendment filed and declared effective prior to the date of issuance of the Notes. The term "Prospectus Supplement" means the form of prospectus supplement.





               We have examined the question of whether the Notes will be treated as indebtedness for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of special tax counsel is not binding on the courts or the Internal Revenue Service (the "IRS").


               In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

               Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

               (1) The Notes will be treated as indebtedness because (i) the characteristics of the transaction strongly indicates that in economic substance, the transaction is the issuance of indebtedness, (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes.


               (2) The information appearing under the caption "Federal Income Tax Consequences" in the Prospectus and Prospectus Supplement provide a fair and accurate summary of all material federal income tax consequences of an investment in the Notes.






               This opinion is furnished by us as counsel to the Registrant. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to Dewey Ballantine in the Registration Statement and the related prospectus under the heading "Legal Matters."

                                            Very truly yours,



                                            /s/ Dewey  Ballentine LLP